Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a script for an Employee Video from Rick Clemmer which video is distributed on March 3, 2015.

Company confidential: Subject to any applicable information and consultation requirements. For planning purposes only.

NOT FOR CIRCULATION

THE CREATION OF AN INDUSTRY POWERHOUSE

Script for Employee Video – Rick Clemmer
Recording: Tuesday, March 3 – Barcelona (MWC)	To be broadcast starting March 3, 2015

We have repeatedly stated our objective of becoming a ten billion dollar company by 2020. Already, last year we had solidified many of our leadership positions and reoriented our business units around defined, customer-specific application areas to bringing the innovation resources directly where they are most needed, at the heart of our businesses. And we have shifted our focus from a simple product selling approach, to one that concentrates on applications and solutions, one which will fuel a distinctive Customer Experience.

Now the exciting announcement of NXP’s merger with Freescale is a transformative step for both companies that will create a strong market leader in high-performance mixed signal solutions. The combination of NXP and Freescale indeed creates an industry powerhouse to focus on the fast growth opportunities in the Smarter World.

A significant milestone on our journey

Together, we will become a major supplier in the overall semiconductor industry with approximately $11 billion annual revenues, almost 45,000 employees across more than 25 countries, over 9,000 engineers and in excess of 9,800 patent families.

Our market is transforming at an incredible pace, everything is connected, everything is becoming smart and everything wants to be secure and customers are searching for complete solutions. Being able to provide complete solutions that unite processing, security and connectivity will be a game changer in the market and give us a unique opportunity to take a shaping role in the development of the Smarter World and the promise it holds.

This strong strategic fit brings together an unprecedented level of technical capability and deep understanding of end-market applications that will allow us to address customers concerns in a compelling fashion and unlock our full value creation potential.

COMPANY SECRET
A MAJOR STEP IN OUR JOURNEY / Script for Employee Video – Rick Clemmer	1

Company confidential: Subject to any applicable information and consultation requirements. For planning purposes only.

Major value creation for our customers

The combination of both companies will enable us to deliver more complete solutions in our target applications and enhance the value we bring to customers. As a stronger leader in the HPMS market, we can expand our reach to serve more customers, with more targeted solutions, especially in the Connected Car, Security, Portable & Wearables and the Internet of Things. This represents a market expansion for NXP from the current approximately 30B$ market to 50B$ and strengthens our offering in both the Automotive and Security & Connectivity areas, while enhancing our presence in the US and further intensifying our focus on China. We are excited and can’t wait until closing to welcome our future colleagues to jointly build a bright future.

I want to thank you for all your dedication and hard work that has brought us so far. Our results and the growing confidence that the stock market places in us resulted in our share price growing from 14$ at the time of our IPO to over 85$ last Friday and this has enabled us to finance a major part of this transaction with the strength of our share price.

Ensuring our continued success

Five elements will be instrumental in ensuring our continued success:

•	Aligning technology with market trends

•	Driving application centric solutions and an absolute customer-focused mindset

•	Ensuring sustainable profitable growth

•	Leveraging our core strengths and

•	Sustaining our thought and business leadership in creating new markets.

This will notably involve operational excellence, a consistently irreproachable customer experience, supply chain excellence and rigorous financial discipline. Finally, our unique portfolio and talented team will contribute to further propelling us toward our goal of becoming the global leader in Secure Connections for a Smarter World.

The next phase of our growth

Our pride in our work extends to pride in the global brands who rely on our innovations to differentiate their world-leading products. This means we need to go beyond the product and focus on things such as customer intimacy, technical depth and a sharp understanding of semiconductors ecosystem and application knowledge. Favorable technology trends and the merger with Freescale clearly support the next phase of our growth.

Thanks to all of you in NXP, and your sustained commitment to our company, the NXP name continues to grow in strength. You are our best brand ambassadors, and I trust you will continue to be so.

On behalf of the entire MT, I look forward to continuing this fascinating journey with you all.

Thank you!

COMPANY SECRET
A MAJOR STEP IN OUR JOURNEY / Script for Employee Video – Rick Clemmer	2